Kalex Corp.
330 East 33rd Street, Suite 15M
New York, New York 10016
(212) 686-7171
May 1, 2012

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Kristin Shifflett

Re:	Kalex Corp. Form 10K for the fiscal year ended June 30, 2011 Filed February 7, 2012 File No. 000-52177

Dear Ms. Shifflett,

Kalex Corp., a Delaware corporation (the “Company” or “Kalex”), hereby submits a response to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated April 17, 2012 (the “Comment Letter”) relating to the Company’s Form 10-K filed on February 7, 2012.  In connection with the Comment Letter, as explained in the responses set forth below, the Company filed Amendment No. 1 to Form 10-K on May 1, 2012 (the “Amended 10-K”).  Set forth below are the Company’s responses to the Staff’s comments.  For convenience of the Staff, the headings and numbered paragraphs below correspond to the headings and numbered paragraphs contained in the Comment Letter.

Form 10K for the fiscal year ended June 30, 2011

Management’s Discussion and Analysis
Assets – Prepaid Advertising Expenses, page 15
1.
You describe the company as a blank check company with no specific business plans or operations, and no current business target. As such, please explain the business purpose of this deal, whereby you have exchanged common stock for media credits. Tell us how and when you will use these media credits and why you believe this deal is in the best interest of the company.

Response:

The business purpose of this deal was to provide the Company with an asset that can be used in either or both of two ways.  The Company may seek to use the asset as a potential “sweetener” that could provide additional value to an operating company with which Kalex considers merger opportunities.  The media credits represent pre-paid advertising offered by an array of over 10,000 media sources. An operating company would be able to promote their products or services immediately and cost effectively through advertorials that can be published in newspapers, radio, and/or television.  In addition, the Company may use the media credits as a marketable asset.  Since media credits possess value as an asset, they may be sold, assigned, transferred or pledged in exchange for cash or other items of value.  For the foregoing reasons, the Board of Directors of the Company deemed the acquisition of this asset to be in the best interest of the Company.

Liquidity and Capital Resources, page 16
2.
On page F-1, we note your independent accountants have modified their audit opinion to express substantial doubt regarding your ability to continue as a going concern. Please revise your liquidity discussion to disclose this fact along with your plan for addressing this concern over the next 12 months.

Response:

The Company revised the liquidity disclosure in the Amended 10-K to disclose the fact along with the plan for addressing the going concern over the next 12 months.

Item 9A(T). Controls and Procedures
Evaluation of Internal Controls over Financial Reporting, page 17
3.
We note you have concluded that internal controls over financial reporting are not effective. In accordance with Regulation S-K, Item 308(a)(3), your disclosure must include a discussion of the material weaknesses identified during your evaluation. Please revise accordingly.

Response:

The Company revised the Controls and Procedures disclosure in the Amended 10-K to include a discussion of the material weaknesses identified during its evaluation.

Financial Statements
Balance Sheet, page F-2
4.	Please revise the equity section to specifically disclose the fact, if true, that 800,000,000 common shares are currently authorized. Your present disclosure is unclear.

Response:

The equity section of the Balance Sheet was revised in the Amended 10-K to specifically disclose the fact that the Company had 800,000,000 common shares authorized.

Note 4 – Derivative Liability, page F-7
5.
We note you have entered into an exchange agreement whereby you have agreed to issue 60,000,000 common shares in exchange for $15,000,000 worth of media credits. Based upon your disclosure, it appears you have not yet provided anything in exchange for the $15,000,000 prepaid media credit asset recorded on your balance sheet, as the 60,000,000 common shares have not been issued. You also state you were not authorized on the date of the agreement to issue the required 60,000,000 shares. It appears that, in lieu of issuing these shares, you have instead recorded a liability for the stated amount. As such, please address the following:

●	Please explain your valuation of and accounting treatment for this transaction, including your basis in GAAP for this treatment.

Response:

Relying on ASC Codification Topic 820, the Company’s valuation was determined based upon the “fair value” of the media credits, which is the value at which the asset could be bought or sold in a current transaction between independent knowledgeable parties that are willing to transact for the asset or liability. FASB ASC 805-50-35-1 provides that “After the acquisition, the acquiring entity accounts for the asset or liability in accordance with the appropriate generally accepted accounting principles (GAAP).”  According to GAAP, the subsequent accounting of an asset or liability is based on the nature of the asset or liability, not the manner of its acquisition.  Therefore, the Company recorded the asset based on a “fair value” determination.

●	Tell us how the prepaid media credit of $15,000,000 meets the definition of an asset as described in FASB Concepts 6, paragraph 26.

Response:

FASB Concepts 6, paragraph 26 describes assets as having three essential characteristics:

a.	It embodies a probable future economic benefit that involves a capacity, singly or in combination to contribute directly or indirectly to future net cash inflows:
o
In this case, the media credits acquired are pre-paid advertising and are used in conjunction with marketing products and services directly resulting in immediate exposure and attention of the target audience of those products and services.

b.	A particular entity can obtain benefit and control others’ access to it:
o	In this case, the benefit is the opportunity to utilize $15,000,000 worth of advertising and control of others; access is facilitated through an exclusivity contract with a third party.
c.	The transaction or other event giving rise to the entity’s right to or control of the benefit already occurred:
o	In this case, a signed contract was executed by a willing buyer and a willing seller.

Accordingly, the Company believes that the media credits meet the definition of an asset as described in FASB Concepts 6, paragraph 26.

•	Tell us why you were not authorized to issue the 60,000,000 common shares at the time of the agreement.

Response:

On the date of the agreement, the Company was only authorized to issue 50,000,000 shares of common stock.

●
Explain why you believe you have a binding agreement with Bruce Zigler, and subsequently American Marketing Complex Int’l Inc., when you were not authorized to issue the 60,000,000 shares of common stock in exchange for the media credit. The language of the agreement appears to directly contradict this assumption.

Response:

As expressly contemplated by Exhibit A to the Bill of Sale, which appears as Exhibit “B” to the agreement (which was filed as Exhibit 10.1 to the Company’s Form 10-Q for the quarterly period ended September 30, 2010), the parties understood and agreed that the Company did not have a sufficient number of authorized shares on the date of the agreement, and they agreed that the Company must amend its Articles of Incorporation to increase its authorized common stock within six months of the agreement to accommodate the agreed upon transaction.  Furthermore, the agreement granted Zigler the immediate and irrevocable right to receive such shares, and similarly, Zigler granted the Company the immediate right to use the media credits.  Thus, the Company believes it had a binding agreement with Mr. Zigler, and subsequently American Marketing Complex Int’l Inc., the party to which Zigler assigned his rights in accordance with the right to do so provided for in Section 6.2 of the agreement.

●
In this regard, it further appears that there is a restriction prohibiting American Marketing Complex from owning more than 9.99% of the outstanding common stock of the company. Therefore, it appears the maximum number of shares that may be issued to American Marketing Complex is 80,488, as disclosed on page 22. Please explain how this has been considered in your accounting treatment of this transaction, and tell us whether or not these shares have yet been issued.

Response:

The Company agrees and confirms that there is a restriction and that the maximum number of shares that may be issued to American Marketing Complex Int’l Inc. (“AMCI”) is 80,488 based on the 725,200 shares issued and outstanding, both now and on the date of the transaction.  As of the date hereof, no shares have been issued in accordance with the agreement because neither Zigler nor Zigler’s assignee, AMCI, have requested the issuance of any shares, as required by Article 5 of the agreement.

As described in the next response, the Company accounted for the shares due to AMCI as a derivative liability.  The Company agrees and confirms that the agreement prohibits AMCI from owning more than 9.99% of the outstanding common stock of the Company.  Accordingly, the issuance of the 60,000,000 shares will occur in tranches, as dictated by the agreement.  Upon AMCI’s request, the Company would issue up to the number of shares that would result in AMCI’s 9.99% ownership.  As the shares are delivered, the derivative liability would be reduced and the issued and outstanding common stock would be increased along with additional paid in capital and the Company would record gains or losses.

●	Explain how the $15,000,000 liability meets the definition of a derivative, and provide a detailed explanation on your accounting for this liability.

Response:

A derivative, as defined by FASB Statement 133, Implementation Issue, No. A-2 and GAAP Area 815-10, is an existence of a market mechanism that facilitates net settlement. In this case, the net settlement as defined in the contract, is the exchange of stock for media credits. Since there were not enough shares to accommodate the contract immediately, a liability resulted from the transaction.  As described above, once the shares are issued, a related gain or loss on the transaction will be recorded based upon the market value of the stock at the time of the issuance.

●	Describe how you have used, or plan to use, any of the media credits in the agreement.

Response:

As described in response to Comment 1, the media credits will be used by the Company in either or both of two ways. The credits could provide Kalex increased value or opportunities to attract operating companies.  Because operating companies could choose from a number of shells, the media credits could be seen by such operating companies as an attractive reason to choose Kalex.  Furthermore, once an operating company is merged into Kalex, the media credits can be used to promote the operating company’s products or services. Secondly, the Company may use the media credits as a marketable asset.  Since media credits possess value as an asset, they may be sold, assigned, transferred or pledged in exchange for cash or other items of value.

6.
Refer to the Stock Agreement dated July 12, 2010, filed as Exhibit 10.1 to your Form 10-Q for the quarterly period ended September 30, 2010. Please provide us with a copy of the Addendum A-C as referenced in Section 1.2 of the agreement. In addition, we note under Section 4 of the agreement that a description of the media and services that may now be purchased must be provided not less frequently then every 180 days. Please also furnish us with a copy of the most recent such description that you have received.

Response:

Please refer to page 7 of Exhibit 10.1 to the Company’s Form 10-Q for the quarterly period ended September 30, 2010, which exhibit may be found at:
http://www.sec.gov/Archives/edgar/data/1372620/000101376212000255/ex101.pdf

Although the agreement provides that the description may be provided orally, a written correspondence confirming that the description of the media and services that may now be purchased by the Company remains the same as the description set forth in Addendum A-C, which correspondence is attached hereto as Exhibit A.

Note 5- Equity, page F-8
7.
You state, on page 7, that you issued 1,000 shares of Series A Preferred Stock to Mr. King on June 20, 2011. We also understand that each such share is convertible into 200,000 shares of common stock. If our understanding is correct, please supplementally explain how you valued and accounted for this transaction. Indicate, in your response, the trading price of your shares as of that date.

Response:

The value of the shares stated as par value is $0.00001 per share. One thousand shares would be valued at $0.01.  The accounting was considered immaterial as the result of the valuation was $0.01.

The Company’s common stock did not trade on June 20, 2011 but opened and closed at $0.50.

The Company confirms that each share of Series A Preferred Stock is convertible into 200,000 shares of common stock.  As described in the Company’s response to Comment 8 below, Mr. King provided certain services and financial support to the Company and the Board of Directors recognized that, in order to continue to receive such benefits, the Company would have to incentivize Mr. King’s continued efforts on behalf of the Company.  Accordingly, Mr. King explained to the Board of Directors that he desired to secure beneficial ownership of the number of common stock that would result in maintaining voting control over the Company after it had merged with an operating company.  Around the time of the issuance, the Company was negotiating a share exchange agreement with an operating company with which Kalex was seeking to merge.  Although the agreement was never executed and thus the merger never completed, the conversion ratio of the Series A Preferred Stock was calculated so that Mr. King could maintain voting control after entering into this proposed but uncompleted transaction or any other future share exchange or merger agreements.  Consequently, the Board of Directors unanimously agreed to issue Mr. King 1,000 shares of Series A Preferred Stock believing such issuance would satisfy Mr. King’s objectives and maintain Mr. King’s level of commitment to the Company, which was believed to be vital to the survival of the Company.

8.
As a related matter, please tell us more about the nature and amount of the financial and advisory assistance provided by Mr. King over many years. It appears that Mr. King first became an officer and director in fiscal 2010. Please explain his relationship with the company prior to this event. In addition, please explain whether the fees and expenses incurred by the company that he extinguished were recorded in the financial statements of the company.

Response:

Mr. King’s contributions to the Company include the following:
●	Arranged for offices in New York.
●	Settled delinquent debt with the Company’s stock transfer agent, in aggregate of approximately $6,500.
●	Paid the Company’s Edgar agent, in aggregate of approximately $1,400.
●	Incurred approximately $2,000 of costs in connection with seeking out and negotiating with numerous operating companies to consider their merge into Kalex.

Prior to Mr. King officially becoming a director and officer in 2010, Mr. King informally provided advice to the Company’s previous chief executive officer, Kuno Laren, who was a close personal friend to Mr. King for over 40 years.  Due to their friendship, Mr. King introduced, without compensation, several operating companies to Mr. Laren but Kalex was unable complete a merger with any of those prospects.

The fees and expenses paid by Mr. King were not recorded in the financial statements of the Company because Mr. King did not request or anticipate repayment, leaving no liability to the Company.  Although Mr. King has no intention to request or receive reimbursement for such payments, if the Staff recommends the Company is open to restating its financial statements to reflect a reduction in “retained earnings” and an equivalent increase in “paid-in capital.”

General
9.	Please immediately file your Forms 10-Q for the quarterly periods ended September 30, 2011 and December 31, 2011, as these filings are currently delinquent.

Response:

The Company undertakes to file Forms 10-Q for the quarterly periods ended September 30, 2011 and December 31, 2011 as soon as practicable.

Acknowledgement of the Accuracy and Adequacy of Disclosure

●	The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company acknowledges that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (917) 750-2931.

Very Truly Yours,

By:	/s/ Norman King
Norman King
Chief Executive Officer
Kalex Corp.